UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COST PLUS, INC.
(Name of Subject Company)

COST PLUS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

221485105
(CUSIP Number of Class of Securities)

Barry J. Feld
Chief Executive Officer
200 4th Street
Oakland, California 94607
(510) 893-7300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a joint press release issued by Cost Plus, Inc. and Bed Bath & Beyond Inc. on May 9, 2012 announcing the proposed tender offer and merger.

FOR IMMEDIATE RELEASE

BED BATH & BEYOND INC. REACHES AGREEMENT TO ACQUIRE COST PLUS, INC.

UNION, New Jersey and OAKLAND, California, May 9, 2012 --- Bed Bath & Beyond Inc. (NASDAQ: BBBY) and Cost Plus, Inc. (NASDAQ: CPWM) today jointly announced that they have entered into a definitive agreement under which Bed Bath & Beyond Inc. will acquire Cost Plus, Inc. in an all cash transaction. Bed Bath & Beyond Inc. has agreed to make a cash tender offer for all outstanding shares of Cost Plus, Inc. common stock at a price of $22 per share, followed by a merger in which all shareholders that have not tendered would receive the same consideration.

The Boards of Directors of both companies have unanimously approved the terms of the transaction. A special committee of the Cost Plus, Inc. Board of Directors also recommended the transaction following receipt of a fairness opinion from its financial advisor. In addition, Bed Bath & Beyond Inc. has entered into agreements with Red Mountain Capital Partners LLC and Stephens Investment Holdings LLC, the two largest shareholders of Cost Plus, Inc. pursuant to which each shareholder has committed to tender all of their shares, which in aggregate comprise approximately a 26% interest in Cost Plus, Inc., into the offer, subject to certain conditions.

“We are thrilled about the prospects of welcoming the Cost Plus team and their customers and vendors to the Bed Bath & Beyond family,” said Steven H. Temares, Chief Executive Officer and member of the Board of Directors of Bed Bath & Beyond Inc. “Through the combination of the highly talented Cost Plus organization with our own dedicated associates, we expect to be able to do even more for, and with, our collective customers,” he added.

Barry J. Feld, Chief Executive Officer of Cost Plus, Inc., stated: “We are pleased that this transaction will offer immediate and compelling value to our shareholders as well as exciting new opportunities to the thousands of people who have helped transform our business and drive its continuing growth and momentum. Our successful merchandising and product collaborations over the last two years have demonstrated that our organizations work well together and that we can make key contributions to the continued success of the combined company.”

The acquisition is expected to close during Bed Bath & Beyond Inc.’s fiscal second quarter. It is also expected to be slightly accretive to Bed Bath & Beyond Inc.’s net earnings per diluted share for fiscal 2012, after transaction and integration costs. Bed Bath & Beyond Inc. continues to model a high single digit to a low double digit percentage increase in net earnings per diluted share in fiscal 2012.

The consummation of the transaction is not subject to financing and will be funded by Bed Bath & Beyond Inc. with available cash. Bed Bath & Beyond Inc. continues to model completion of its current share repurchase authorization by the end of fiscal 2012, which may be influenced by several factors, including business and market conditions.

The tender offer is conditioned upon, among other things, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, the satisfaction of a minimum tender condition that the holders of 90% of Cost Plus, Inc.’s outstanding shares (as increased by the number of shares issuable under stock plans and the top-up referred to below) tender and not withdraw their shares, and other customary conditions. Bed Bath & Beyond Inc. has the right to acquire additional, newly issued shares of Cost Plus, Inc. under a top-up right if necessary to meet the minimum tender condition. In the event the minimum tender or other conditions are not met, the parties have agreed to complete the transaction through a one-step merger, subject to receipt of shareholder approval. Pursuant to the agreements described above, Red Mountain and Stephens have also committed to vote all of their shares in favor of a merger, subject to certain conditions.

Goldman, Sachs & Co. is acting as financial advisor to and Proskauer Rose LLP as legal advisor to Bed Bath & Beyond Inc. Peter J. Solomon Company is acting as financial advisor to and Skadden, Arps, Slate, Meagher & Flom LLP as legal advisor to Cost Plus, Inc.

Notice to Investors

The tender offer for the outstanding common stock of Cost Plus, Inc. referred to in this press release has not yet commenced. This press release is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Cost Plus, Inc.’s common stock will be made pursuant to an offer to purchase and related materials that Bed Bath & Beyond Inc. and an affiliate thereof intend to file with the Securities and Exchange Commission. At the time the offer is commenced, Bed Bath & Beyond Inc. and an affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Cost Plus, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all shareholders of Cost Plus, Inc. when available. In addition, at such time all of these materials (and all other materials filed by Cost Plus, Inc. with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained at such time by directing such requests to Bed Bath & Beyond Inc. Investor Relations at 650 Liberty Ave., Union, NJ 07083, telephone: (908) 855-4554. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Cost Plus, Inc. by contacting Cost Plus, Inc. Investor Relations at 200 4th Street, Oakland, CA 94607, telephone: (510) 808-9119.

Additional Information about the Merger and Where to Find It

In connection with the potential subsequent merger, Cost Plus, Inc. will file a proxy statement with the Securities and Exchange Commission. Additionally, Cost Plus, Inc. will file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of Cost Plus, Inc. by Bed Bath & Beyond Inc. and an affiliate thereof pursuant to the terms of an Agreement and Plan of Merger by and among Cost Plus, Inc., Bed Bath & Beyond Inc. and Blue Coral Acquisition Corp. The materials to be filed by Cost Plus, Inc. with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders of Cost Plus, Inc. are urged to read the proxy statement and the other relevant materials when they become available before making the voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

Cost Plus, Inc. and its respective directors, executive officers and other members of its management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of Cost Plus, Inc.’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Cost Plus, Inc.’s executive officers and directors in the solicitation by reading Cost Plus, Inc.’s proxy statement for its 2011 annual meeting of shareholders, the Annual Report on Form 10-K for the fiscal year ended January 28, 2012, and the proxy statement and other relevant materials which will be filed with the Securities and Exchange Commission in connection with the merger when they become available. Information concerning the interests of Cost Plus, Inc.’s participants in the solicitation, which may, in some cases, be different than those of Cost Plus, Inc.’s shareholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding Cost Plus, Inc.’s directors and executive officers is also included in the Company’s proxy statement for its 2011 annual meeting of shareholders and is included in the Annual Report on Form 10-K for the fiscal year ended January 28, 2012 containing Part III information.

* * * * * * * *

Bed Bath & Beyond Inc. and subsidiaries (the “Company”) is a chain of retail stores, operating under the names of Bed Bath & Beyond, Christmas Tree Shops, Harmon, Harmon Face Values and buybuy BABY. In addition, the Company is a partner in a joint venture which operates retail stores in Mexico under the name “Home & More.” The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. Shares of Bed Bath & Beyond Inc. are traded on NASDAQ under the symbol “BBBY” and are included in the Standard and Poor’s 500 and Global 1200 Indices and the NASDAQ-100 Index. The Company is counted among the Fortune 500 and the Forbes 2000.

Cost Plus, Inc., which will continue to be headquartered in Oakland, California following the transaction, is a leading specialty retailer of casual home furnishings and entertainment products in the United States. The company currently operates 259 stores under the names World Market, Cost Plus World Market, Cost Plus Imports, and World Market Stores in 30 states.

This press release may contain forward-looking statements. Many of these forward-looking statements can be identified by use of words such as may, will, expect, anticipate, approximate, estimate, assume, continue, model, project, plan, and similar words and phrases. The Company’s actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors. Such factors include, without limitation: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many Cost Plus, Inc. shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the potential of the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by the Company or Cost Plus, Inc., including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by Cost Plus, Inc. and the Company’s annual report on Form 10-K for the year ended February 25, 2012 and quarterly and current reports on Form 10-Q and Form 8-K.

INVESTOR CONTACTS:

Bed Bath & Beyond Inc.
Kenneth C. Frankel	(908) 855-4554
Eugene A. Castagna	(908) 855-4110

Cost Plus, Inc.
Investors:
Jane Baughman	(510) 808-9119

Media:
The Abernathy MacGregor Group
Jim Lucas (213) 630-6550 / Tom Johnson (212) 371-5999

The following is a letter to associates of Cost Plus, Inc. issued by Cost Plus, Inc. on May 9, 2012, announcing the proposed tender offer and merger.

To the Associates of Cost Plus World Market:

Today we announced an agreement to merge into Bed Bath & Beyond Inc. It will mean immediate and compelling value to our shareholders as well as exciting new opportunities to the thousands of you who have helped drive the continuing growth and momentum of our business. I know this will come as a surprise after the tremendous work so many of you have done to transform our business in recent years. So, let me tell you how this came about, and why I see it as an exciting opportunity to build on that very progress.

Many of you know that, as part of the process of transforming our business, we have been exploring new ways to extend our progress beyond the two years of solid growth and profitability that are now behind us and the promising year that is ahead of us. One of these initiatives was a test of our specialty food departments in a limited number of Bed Bath & Beyond stores.

We and Bed Bath & Beyond were very encouraged by the results of these in-store tests over the past year and a half. The tests showed that our best-in-class product development and sourcing capabilities, which as you know includes our food and beverage businesses, could help generate in-store traffic and sharpen the edge against online retailers.

Bed Bath & Beyond approached us, and the discussions led to today’s offer to buy our stock for a cash price that is more than double the price of a year ago and more than three times higher than the price of our stock two years ago. As a multiple of EBITDA, the price is near the highest in our stock’s history, and high also by the historic standards of our industry. This will allow us to deliver very attractive value to the shareholders for whom we all work – and, at the same time, we believe this also will be a great transaction for Bed Bath & Beyond.

But I believe this will also be good for the people, and customers, of Cost Plus. Our successful merchandising and product collaborations over the last two years have demonstrated that our organizations work well together; that Bed Bath & Beyond has the business platform and access to capital that can help drive our brand to the national prominence that it deserves; and that we can make key contributions to the continued success of the combined company. Bed Bath & Beyond expects to grow its food and beverage departments within its stores and, over time, hopes to explore with us other opportunities to enhance the customer shopping experience in all its concepts.

Bed Bath & Beyond wants to retain our associates, as this combination is about growth, not the elimination of jobs. They also will keep our top store leadership and senior management. I am very proud of everything we have accomplished together and I am looking forward to the prospects of executing on our strategies and achieving future growth with our new partner.  Although they are based in New Jersey, they are excited about also having a corporate presence in the West Coast. Upon the completion of the merger, our company will become a wholly owned subsidiary of Bed Bath & Beyond.

The next steps will be for Bed Bath & Beyond to seek to buy, through a tender offer, all of the shares of our stock. It will announce that process within 15 business days. Meanwhile, our largest shareholders have indicated their support, and the Boards of both companies have unanimously approved the terms of the transaction. The transaction is expected to close in Bed Bath & Beyond’s second fiscal quarter, which ends in late August.

As you know, I deeply care about our culture and the ways in which we embrace the positive power of change. This change is another exciting step forward for us and marks the beginning of the next phase of our evolution. Of course, until the transaction closes, we will continue to operate independently, and will continue business as before. As there are additional developments, we will send additional information as we can. Finally, I want to thank everyone in this company for the dedication and hard work that has made today’s news possible.

I am looking forward to updating you soon.

Regards,

/s/ Barry J. Feld
Barry J. Feld
President and Chief Executive Officer
Cost Plus, Inc.

Forward-Looking Statements

This communication may contain forward-looking statements.  Many of these forward-looking statements can be identified by use of words such as may, will, expect, anticipate, approximate, estimate, assume, continue, model, project, plan, and similar words and phrases.  The Company’s actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors. Such factors include, without limitation: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many Cost Plus, Inc. shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the potential of the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Bed Bath & Beyond Inc. and Cost Plus, Inc., including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by Cost Plus, Inc., Bed Bath & Beyond Inc.’s annual report on Form 10-K for the year ended February 25, 2012, Cost Plus, Inc.’s annual report on Form 10-K for the year ended January 28, 2012, and each Company’s quarterly and current reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of Cost Plus, Inc. referred to in this communication has not yet commenced. This communication is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Cost Plus, Inc.’s common stock will be made pursuant to an offer to purchase and related materials that Bed Bath & Beyond Inc. and an affiliate thereof intend to file with the Securities and Exchange Commission. At the time the offer is commenced, Bed Bath & Beyond Inc. and an affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Cost Plus, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all shareholders of Cost Plus, Inc. when available. In addition, at such time all of these materials (and all other materials filed by Cost Plus, Inc. with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained at such time by directing such requests to Bed Bath & Beyond Inc. Investor Relations at 650 Liberty Ave., Union, NJ 07083, telephone: (908) 855-4554. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Cost Plus, Inc. by contacting  Cost Plus, Inc. Investor Relations at 200 4th Street, Oakland, CA  94607, telephone: (510) 808-9119.

In connection with the potential subsequent merger, Cost Plus, Inc. will file a proxy statement with the Securities and Exchange Commission. Additionally, Cost Plus, Inc. will file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of Cost Plus, Inc. by Bed Bath & Beyond Inc. and an affiliate thereof pursuant to the terms of an Agreement and Plan of Merger by and among Cost Plus, Inc., Bed Bath & Beyond Inc. and Blue Coral Acquisition Corp. The materials to be filed by Cost Plus, Inc. with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders of Cost Plus, Inc. are urged to read the proxy statement and the other relevant materials when they become available before making the voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

Cost Plus, Inc. and its respective directors, executive officers and other members of its management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of Cost Plus, Inc.’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Cost Plus, Inc.’s executive officers and directors in the solicitation by reading Cost Plus, Inc.’s proxy statement for its 2011 annual meeting of shareholders, the Annual Report on Form 10-K for the fiscal year ended January 28, 2012, and the proxy statement and other relevant materials which will be filed with the Securities and Exchange Commission in connection with the merger when they become available. Information concerning the interests of Cost Plus, Inc.’s participants in the solicitation, which may, in some cases, be different than those of Cost Plus, Inc.’s shareholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding Cost Plus, Inc.’s directors and executive officers is also included in the Company’s proxy statement for its 2011 annual meeting of shareholders and is included in the Annual Report on Form 10-K for the fiscal year ended January 28, 2012 containing Part III information.

The following is a frequently asked questions informational document issued to associates of Cost Plus, Inc. by Cost Plus, Inc. on May 9, 2012, with respect to the proposed tender offer and merger.

Frequently Asked Questions

1.	Why is Cost Plus becoming a part of Bed Bath & Beyond?

Bed Bath & Beyond approached us after our successful test projects demonstrated that our organizations work well together and that we can make key contributions to the continued success of the combined company. This transaction will offer immediate and compelling cash value to our shareholders, as well as exciting new opportunities to the thousands of people who have helped transform our business. We believe this transaction will help drive the continuing growth and momentum of our combined companies.

2.	Will there be layoffs?

Bed Bath & Beyond plans to retain our associates, as this combination is about growth, not the elimination of jobs. They also plan to keep our top store leadership and senior management.

3.	Will any of the Cost Plus stores close?

We expect that all Cost Plus locations will remain open following the close of the transaction. We also look forward to working together to expand the Cost Plus concept to new geographies.

4.	How does this affect our growth strategy?

We intend to work together to expand the Cost Plus concept to new geographies while helping Bed Bath & Beyond grow the number of food departments within their other stores. Bed Bath & Beyond expects to grow its food and beverage departments within its stores and, over time, hopes to explore with us other opportunities to enhance the customer shopping experience in all its concepts.

5.	How will the combined company be structured?

Upon the completion, Cost Plus will become a wholly owned subsidiary of Bed Bath & Beyond.

6.	Will Cost Plus’ corporate operations stay where they are today?

Yes. Cost Plus will maintain a corporate presence in Oakland. Bed Bath & Beyond has told us they are pleased to have a corporate presence in the West.

7.	How will this affect our culture?

Bed Bath & Beyond values and respects our team of dedicated and talented people. They also value our organization’s unique and compelling brand, concept and merchandising capabilities and know that none of these great things would be possible without the culture we have built together at Cost Plus.

8.	What happens next?

Bed Bath & Beyond will make a cash tender offer for all outstanding shares of Cost Plus, Inc. common stock at a price of $22 per share, followed by a merger in which all shareholders that have not tendered their shares would receive the same consideration. When Bed Bath & Beyond owns 90% of the shares, it will merge the companies.

9.	When do you expect the transaction to close?

Closing is expected during Bed Bath & Beyond’s fiscal second quarter, which ends August 25, 2012.

10.	What happens between now and when the transaction closes?

Until the transaction closes, we will continue to operate independently, and will continue business as before. Once the transaction closes, we expect our combined focus to be on growth. We will keep you informed of new developments.

Forward-Looking Statements

This communication may contain forward-looking statements.  Many of these forward-looking statements can be identified by use of words such as may, will, expect, anticipate, approximate, estimate, assume, continue, model, project, plan, and similar words and phrases.  The Company’s actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors. Such factors include, without limitation: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many Cost Plus, Inc. shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the potential of the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by Bed Bath & Beyond Inc. and Cost Plus, Inc., including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by Cost Plus, Inc., Bed Bath & Beyond Inc.’s annual report on Form 10-K for the year ended February 25, 2012, Cost Plus, Inc.’s annual report on Form 10-K for the year ended January 28, 2012, and each Company’s quarterly and current reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of Cost Plus, Inc. referred to in this communication has not yet commenced. This communication is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Cost Plus, Inc.’s common stock will be made pursuant to an offer to purchase and related materials that Bed Bath & Beyond Inc. and an affiliate thereof intend to file with the Securities and Exchange Commission. At the time the offer is commenced, Bed Bath & Beyond Inc. and an affiliate will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Cost Plus, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all shareholders of Cost Plus, Inc. when available. In addition, at such time all of these materials (and all other materials filed by Cost Plus, Inc. with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained at such time by directing such requests to Bed Bath & Beyond Inc. Investor Relations at 650 Liberty Ave., Union, NJ 07083, telephone: (908) 855-4554. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Cost Plus, Inc. by contacting  Cost Plus, Inc. Investor Relations at 200 4th Street, Oakland, CA  94607, telephone: (510) 808-9119.

In connection with the potential subsequent merger, Cost Plus, Inc. will file a proxy statement with the Securities and Exchange Commission. Additionally, Cost Plus, Inc. will file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of Cost Plus, Inc. by Bed Bath & Beyond Inc. and an affiliate thereof pursuant to the terms of an Agreement and Plan of Merger by and among Cost Plus, Inc., Bed Bath & Beyond Inc. and Blue Coral Acquisition Corp. The materials to be filed by Cost Plus, Inc. with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders of Cost Plus, Inc. are urged to read the proxy statement and the other relevant materials when they become available before making the voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

Cost Plus, Inc. and its respective directors, executive officers and other members of its management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of Cost Plus, Inc.’s shareholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Cost Plus, Inc.’s executive officers and directors in the solicitation by reading Cost Plus, Inc.’s proxy statement for its 2011 annual meeting of shareholders, the Annual Report on Form 10-K for the fiscal year ended January 28, 2012, and the proxy statement and other relevant materials which will be filed with the Securities and Exchange Commission in connection with the merger when they become available. Information concerning the interests of Cost Plus, Inc.’s participants in the solicitation, which may, in some cases, be different than those of Cost Plus, Inc.’s shareholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding Cost Plus, Inc.’s directors and executive officers is also included in the Company’s proxy statement for its 2011 annual meeting of shareholders and is included in the Annual Report on Form 10-K for the fiscal year ended January 28, 2012 containing Part III information.